UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Appointment of Michael Ashley dated 19 August 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 19,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 19,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

19 August 2013
Barclays PLC
("the Company")

Appointment of Michael Ashley as a non-executive Director

On 22 April 2013 the Company announced the appointment of Michael Ashley to the Boards of Barclays PLC and Barclays Bank PLC ("Barclays") with effect from 1 September 2013. In order to ensure there is no overlap with Mr Ashley's current responsibilities at KPMG Europe LLP, and to allow sufficient time to effect an orderly handover of those responsibilities, it has now been agreed that Mr Ashley will join the Barclays Boards with effect from 18 September 2013.

There are no other changes to the details disclosed in the announcement made on 22 April 2013.

-ENDS-
For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Phillippa-Jane Vermoter +44 (0) 20 7116 0238

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com